SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 1-8097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc

6 Chesterfield Gardens

London, England W1J 5BQ

ENSCO MULTINATIONAL SAVINGS PLAN

TABLE OF CONTENTS TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits as of December 31, 2011	2

Statement of Net Assets Available for Benefits as of December 31, 2010	3

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2011	4

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2010	5

Notes to Financial Statements	6

Supplemental Information:

Schedule I - Investments as of December 31, 2011	12

Signature	13

Exhibits:

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees of and Plan Administrator of the

Ensco Multinational Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Multinational Savings Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ensco Multinational Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements referred to above. The supplemental schedule of Schedule I – Investments as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements referred to above taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

March 29, 2012

ENSCO MULTINATIONAL SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011

	Total	Ensco plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Legg Mason Global Funds- Royce Smaller Companies	Cash
ASSETS:
Investments at fair value:
Other investments (cost $6,074,488)	$6,297,753	$—	$2,342,681	$861,426	$673,062	$728,266	$667,799	$601,523	$422,996	$—
Ensco plc American depositary shares (cost $1,438,666)	1,475,165	1,475,165	—	—	—	—	—	—	—	—

Total investments	7,772,918	1,475,165	2,342,681	861,426	673,062	728,266	667,799	601,523	422,996	—
Cash	164,042	—	—	—	—	—	—	—	—	164,042
Receivables:
Employer contributions	1,550,118	212,573	607,072	166,087	116,741	127,638	107,412	104,711	98,199	9,685

NET ASSETS AVAILABLE FOR BENEFITS	$9,487,078	$1,687,738	$2,949,753	$1,027,513	$789,803	$855,904	$775,211	$706,234	$521,195	$173,727

The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010

	Total	Ensco plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Legg Mason Global Funds- Royce Smaller Companies	Cash
ASSETS:
Investments at fair value:
Other investments (cost $3,916,858)	$4,374,368	$—	$1,504,777	$662,645	$519,488	$519,634	$458,692	$412,248	$296,884	$—
Ensco plc American depositary shares (cost $1,178,384)	1,457,648	1,457,648	—	—	—	—	—	—	—	—

Total investments	5,832,016	1,457,648	1,504,777	662,645	519,488	519,634	458,692	412,248	296,884	—
Cash	133,818	—	—	—	—	—	—	—	—	133,818
Receivables:
Employer contributions	1,241,995	175,769	496,308	137,983	90,001	95,407	94,726	82,623	69,178	—

NET ASSETS AVAILABLE FOR BENEFITS	$7,207,829	$1,633,417	$2,001,085	$800,628	$609,489	$615,041	$553,418	$494,871	$366,062	$133,818

The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

	Total	Ensco plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Legg Mason Global Funds- Royce Smaller Companies	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$43,526	$42,706	$627	$—	$—	$—	$—	$—	$—	$193
Realized gains	102,799	23,616	—	31,458	13,476	6,424	10,131	5,244	12,450	—
Unrealized depreciation	(480,148)	(241,380)	—	(86,905)	(67,981)	(32,825)	(1,378)	(3,700)	(45,979)	—

Total investment income (loss)	(333,823)	(175,058)	627	(55,447)	(54,505)	(26,401)	8,753	1,544	(33,529)	193

Contributions:
Participant	1,108,935	162,776	322,863	128,461	114,214	117,185	107,298	83,374	72,764	—
Employer	2,008,910	286,242	743,262	222,837	157,072	172,140	146,072	142,803	128,797	9,685

Total contributions	3,117,845	449,018	1,066,125	351,298	271,286	289,325	253,370	226,177	201,561	9,685

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(504,298)	(102,600)	(242,492)	(32,910)	(31,727)	(18,817)	(29,531)	(16,490)	(27,207)	(2,524)
Administrative expenses	(475)	—	—	—	—	—	—	—	—	(475)

Total deductions	(504,773)	(102,600)	(242,492)	(32,910)	(31,727)	(18,817)	(29,531)	(16,490)	(27,207)	(2,999)

TRANSFERS, NET	—	(117,039)	124,408	(36,056)	(4,740)	(3,244)	(10,799)	132	14,308	33,030
NET INCREASE	2,279,249	54,321	948,668	226,885	180,314	240,863	221,793	211,363	155,133	39,909
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,207,829	1,633,417	2,001,085	800,628	609,489	615,041	553,418	494,871	366,062	133,818

End of year	$9,487,078	$1,687,738	$2,949,753	$1,027,513	$789,803	$855,904	$775,211	$706,234	$521,195	$173,727

The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

	Total	Ensco plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Legg Mason Global Funds- Royce Smaller Companies	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$29,585	$28,985	$436	$—	$—	$—	$—	$—	$—	$164
Realized gains	70,443	9,055	—	13,581	14,041	7,687	8,662	8,907	8,510	—
Unrealized appreciation	516,269	328,253	—	53,212	27,549	35,763	14,999	14,253	42,240	—

Total investment income	616,297	366,293	436	66,793	41,590	43,450	23,661	23,160	50,750	164

Contributions:
Participant	898,890	146,218	254,679	104,471	85,348	91,793	89,136	71,007	56,238	—
Employer	1,743,442	260,782	651,622	198,331	132,573	140,509	138,165	124,063	97,397	—

Total contributions	2,642,332	407,000	906,301	302,802	217,921	232,302	227,301	195,070	153,635	—

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(427,524)	(105,351)	(196,359)	(33,394)	(38,916)	(22,080)	(3,700)	(17,894)	—	(9,830)
Administrative expenses	(200)	—	—	—	—	—	—	—	—	(200)

Total deductions	(427,724)	(105,351)	(196,359)	(33,394)	(38,916)	(22,080)	(3,700)	(17,894)	—	(10,030)

TRANSFERS, NET	—	(45,211)	(37,483)	10,562	(4,025)	7,419	7,288	(15,030)	(8,926)	85,406
NET INCREASE	2,830,905	622,731	672,895	346,763	216,570	261,091	254,550	185,306	195,459	75,540
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,376,924	1,010,686	1,328,190	453,865	392,919	353,950	298,868	309,565	170,603	58,278

End of year	$7,207,829	$1,633,417	$2,001,085	$800,628	$609,489	$615,041	$553,418	$494,871	$366,062	$133,818

The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION

The Ensco Multinational Savings Plan (the “Plan”) is a defined contribution plan available to international expatriate employees (“Eligible Employees”) of Ensco plc and subsidiaries (the “Company” or “Ensco”). The Plan was established on January 1, 2009 to provide a retirement benefit for Eligible Employees through Company profit sharing contributions and matching contributions based on Eligible Employee contributions, and to promote and encourage Eligible Employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan (“Plan Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Eligible Employees of the Company may participate in the Plan upon meeting certain service, citizenship or residency requirements if they are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Previously, Eligible Employees could elect to participate in the employee savings feature of the Plan after completing one month of service with the Company. Effective October 1, 2011, the Plan was amended by the Company to eliminate the one month employment eligibility requirement.

Eligible Employees automatically participate in the profit sharing feature of the Plan after completing at least 92 days of continuous full-time employment if they are employed at calendar year-end. The profit sharing contributions of the Company are at the discretion of the Board of Directors as disclosed below.

Contributions

Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals (“Savings Contributions”), which may or may not qualify for tax deferral based on each Plan Participant’s local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant’s compensation and Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.

At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant Eligible Employee accounts as follows:

	Matching Percentage
	2011	2010
First 5% of eligible compensation	100%	100%

Total Matching Contributions for the years ended December 31, 2011 and 2010 were $602,820 and $501,447, respectively.

At the discretion of its Board of Directors following close of a fiscal year, the Company may also make annual profit sharing contributions to the Plan for the benefit of all Plan Participants (“Profit Sharing Contributions”). Annual Profit Sharing Contributions are allocated to Plan Participants based on their proportionate compensation. The 2011 Profit Sharing contributions were awarded in cash in March 2012 totaling $1,406,090. The 2011 Profit Sharing Contributions were included in employer contributions in the statement of changes in net assets available for the year ended December 31, 2011. The 2010 Profit Sharing Contributions were awarded in cash in March 2011 totaling $1,241,995. The 2010 Profit Sharing Contributions were included in employer contributions in the statement of changes in net assets available for the year ended December 31, 2010.

Plan Administration

Assets in the Plan are held in trust by Citco Trustees (Cayman) Limited as original trustee on behalf of, and for the benefit of, Plan Participants, who was selected by the Board of Directors upon the recommendation of Company management. The trustee has the authority to manage or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to Global Group Services Incorporated, the administrator, and UBS Financial, Inc., the custodian. Global Group Services Incorporated performs all recordkeeping services.

Vesting

A Plan Participant’s Matching Contribution account balance and Profit Sharing Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least three years, or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance is fully vested at all times.

The unvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan Participants are forfeited to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of future employer contributions. The Plan held forfeiture balances totaling $120,971 and $113,790 included in net assets available for benefits as of December 31, 2011 and 2010, respectively. The Plan did not use its forfeiture balance to reduce any portion of the Company’s Matching Contributions during the years ended December 31, 2011 and 2010.

Distributions

Distributions of a Plan Participant’s Savings Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account generally are made within 60 days of an employee request due to termination of employment. As of December 31, 2011 and 2010, all Plan Participants who had elected to withdraw from the Plan had been paid.

Hardship Withdrawals

Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company may, at its discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. No hardship withdrawals were paid during the year ended December 31, 2011. During the year ended December 31, 2010, hardship withdrawals paid totaled $36,997.

Investments

The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial, Inc., including Ensco American depositary shares, evidenced by Ensco American depositary receipts, which represent Class A Ordinary Shares of the Company (the “Ensco ADS Fund”). In addition, the Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco ADS Fund to 25 percent. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end and there are no redemption restrictions associated with those investments. Purchases and sales of shares in mutual funds and the Ensco ADS Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.

The Plan presents in the statement of changes in net assets available for benefits the realized gains and/or losses and the unrealized appreciation (depreciation) on investments, which are calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Distributions

Distributions of benefits to Plan Participants are recorded when paid.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. We will adopt Update 2011-04 upon its effective date of January 1, 2012. We do not expect the adoption of Update 2011-04 to have a material effect on the Plan’s financial statements.

3. PLAN INVESTMENTS

As of December 31, 2011 and 2010, the Plan’s investment options included the following:

Ensco ADS Fund: This fund is invested in the Company’s American depositary shares. The fund had 107 and 87 participants as of December 31, 2011 and 2010, respectively.

Invesco AIM US Dollar Liquidity Portfolio: This money market fund seeks to provide investors with a high level of current income, while preserving capital and maintaining liquidity by investing in a portfolio of high quality US dollar denominated short-term money market instruments. The fund had 146 and 109 participants as of December 31, 2011 and 2010, respectively.

MFS Meridian Global Equity Fund: This mutual fund seeks to provide investors capital appreciation by investing in a portfolio of equity securities of global issuers. The fund had 72 and 56 participants as of December 31, 2011 and 2010, respectively.

Pioneer Funds-North American Basic Value: This mutual fund seeks to provide investors capital appreciation over the medium to long-term by investing in a portfolio of equities and equity-linked instruments issued by companies that have their registered office in North America or that exercise the preponderant part of their economic activity in North America. The fund had 65 and 52 participants as of December 31, 2011 and 2010, respectively.

Templeton Global Bond Fund: This mutual fund seeks to provide investors a maximum total return, consisting of a combination of interest income and capital appreciation and currency gains by investing in a portfolio of fixed income securities worldwide. The fund had 70 and 50 participants as of December 31, 2011 and 2010, respectively.

Skandia Total Return USD Bond Fund: This mutual fund seeks to provide investors both current income and capital appreciation by investing in a portfolio of intermediate-term investment grade securities. The fund had 75 and 55 participants as of December 31, 2011 and 2010, respectively.

MFS Meridian Global Total Return Fund: This mutual fund seeks to provide investors total return by investing in a portfolio of large-cap equity securities and investment grade government bonds. The fund had 58 and 41 participants as of December 31, 2011 and 2010, respectively.

Legg Mason Global Funds-Royce Smaller Companies: This mutual fund seeks to provide investors long-term capital appreciation by investing in a portfolio of equity securities issued by mid-cap and small-cap companies with stock market capitalizations of less than US $5 billion. The fund had 58 and 41 participants as of December 31, 2011 and 2010, respectively.

During 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2011	2010
Proceeds	$673,605	$576,673
Aggregate cost	570,806	506,230

Realized gains	102,799	70,443
Unrealized (depreciation)/appreciation	(480,148)	516,269

Net (depreciation)/appreciation in fair value of investments	$(377,349)	$586,712

4. FAIR VALUE MEASUREMENTS

Certain provisions of FASB ASC 820-10 establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

As of December 31, 2011
Other investments	$6,297,753	$—	$—	$6,297,753
Ensco ADS Fund	1,475,165	—	—	1,475,165

Total investments	$7,772,918	$—	$—	$7,772,918

As of December 31, 2010
Other investments	$4,374,368	$—	$—	$4,374,368
Ensco ADS Fund	1,457,648	—	—	1,457,648

Total investments	$5,832,016	$—	$—	$5,832,016

5. ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid by the Company. Fees paid by the participants and the Plan for investment management and other related services amounted to approximately $475 and $200 for the years ended December 31, 2011 and 2010, respectively.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS

The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.

In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation. However, the Cayman Islands trust that holds the Plan’s assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant’s country of residence, he or she also may be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax withheld by the trust.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

8. RELATED PARTY TRANSACTIONS

American depositary shares of the Company held by the Plan in the Ensco ADS Fund as an investment qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the Plan’s investment in the Ensco ADS Fund was based on the closing price on such dates of $46.92 per share and $53.38 per share, respectively. Like any investment in publicly traded securities, the Company’s American depositary shares are subject to price changes. The high and low prices for the Company’s American depositary shares were $60.31 and $37.39 for 2011 and $53.93 and $33.33 for 2010. The Company’s American depositary shares totaled approximately 19% and 25% of the Plan’s total assets as of December 31, 2011 and 2010, respectively.

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information

Schedule I

ENSCO MULTINATIONAL SAVINGS PLAN

SCHEDULE I - INVESTMENTS

AS OF DECEMBER 31, 2011

Description	Number of shares/units	Market Value	Percentage of Net Assets
Invesco AIM US Dollar Liquidity Portfolio	2,342,681	$2,342,681	30.1%
MFS Meridian Global Equity Fund	29,983	861,426	11.1%
Pioneer Funds-North American Basic Value	11,980	673,062	8.7%
Templeton Global Bond Fund	29,871	728,266	9.4%
Skandia Total Return USD Bond Fund	39,740	667,799	8.6%
MFS Meridian Global Total Return Fund	27,035	601,523	7.7%
Legg Mason Global Funds-Royce Smaller Companies	4,195	422,996	5.4%

Employer securities:
*Ensco ADS Fund	31,440	1,475,165	19.0%

Total Investments		$7,772,918

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date: March 29, 2012	/s/ DOUGLAS J. MANKO
By: Douglas J. Manko
Controller of Ensco plc

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm